

MAIL STOP 7010

January 11, 2007

Steven L. Sample
Chief Executive Officer
Gibbs Construction, Inc.
1515 East Silver Springs Boulevard - Suite 118.4
Ocala, FL 34470

RE: Preliminary Proxy Statement of Schedule 14A
File No. 1-14088
Filed: December 19, 2006

Dear Mr. Sample:

       We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on December 19, 2006, you filed a letter withdrawing a registration statement on form S-1 with the file number 333-58431. However, this letter does not contain the all of the information required by Rule 477(c). Please revise your letter to state, if true, that no securities were sold in connection with the offering.

2. We reissue comment 3 of our October 27, 2006 letter. Your proxy card does not provide a means by which the shareholders are afforded an opportunity to approve, disprove or abstain with respect to each separate matter. Specifically, please revise so that each matter currently bundled under proposal 1 is a separate proposal subject to an individual vote. We will not object if you condition approval of any proposal upon the approval of the other proposals, but shareholders should have an opportunity to vote on each matter separately.

Closing Comments

Please direct any questions to Craig Slivka at (202) 551-3729

Sincerely,

Pamela Long
Assistant Director

cc: Robert A. Forrester, Esq.
        (972) 480-8406